Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kineon, Inc.
4840 Rebel Trail
Atlanta, GA 30327
https://kineon.io/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kineon, Inc.
Address: 4840 Rebel Trail, Atlanta, GA 30327
State of Incorporation: DE
Date Incorporated: September 02, 2021

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Super Early Bird - Invest within the first 72 hrs and receive 10% bonus shares

Early Bird - Invest within the first two weeks and receive 5% bonus shares

Combo Perks

Avid Investor - Invest $2.5K (or more) in the first two weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1,000 and receive 2% bonus shares

Tier 2 Perk — Invest $2,500 and receive 3% bonus shares plus 1 Move+ Pro device

Tier 3 Perk — Invest $5,000 and receive 5% bonus shares, 1 Move+ Pro device, 1 Gut+ device

Tier 4 Perk — Invest $10,000 and receive 10% bonus shares, 1 Move+ Pro device, 1 Gut+ device

Tier 5 Perk — Invest $25,000 and receive 15% bonus shares, 1 Move+ Pro device, 1 Gut+ device and join VIP shareholder update

Tier 6 Perk — Invest $50,000 and receive 20% bonus shares, 1 Move+ Pro device, 1 Gut+ device, 1 Brain+ device, join VIP shareholder update and personal CEO updates

Flash Perks

Flash Perk 1 — Invest $5,000 between 9am PST September 8th to 9am PST September 11th and receive 10% bonus shares

Flash Perk 2 — Invest $5,000 between 9am PST October 8th to 9am PST October 11th and receive 10% bonus shares

Loyalty Bonus

Reservation Holders in the Testing the Waters Page, previous investors, friends and family will receive 10% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Kineon, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 10% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Kineon, Inc. ("Kineon" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company is a therapy device company that aims to provide a meaningful alternative to pharmaceuticals. The mission is to have a positive impact on the largest number of people in a meaningful way.

Advancements in laser technology have made it possible to create small, wearable devices that improve usability and dosing accuracy. Furthermore, the Company has integrated new optical sensing technology to optimize the physiological impacts of their devices.

We have seen that the Company's laser therapy devices have been gaining significant traction and are among the fastest-growing solutions in a growing segment. By utilizing the latest LED, laser, and light therapy solutions, the Company provides home-use products that enable individuals to practice self-care and aid in their recovery processes.

Business Model

Kineon sells devices through a sales site on Shopify and marketing through multiple channels such as paid ads, email marketing, affiliate partnerships, medical practitioner partnerships, and anticipated global distributors.

Corporate History

Kineon, Inc. was initially organized as Reviiv Light LLC, a Nevada limited liability company on 9/2/2021 and changed domestication to Wyoming on 6/14/2022. Then on 6/23/2023, it converted to a Delaware corporation, Kineon, Inc.

Intellectual Property

Kineon has a live Word Mark, "KINEON," filed on October 1, 2022.

Competitors and Industry

Competitors

We believe our device is the only consumer-level product on the market that uses both LED and LASER combined in a home-use wearable device. This allows for deeper penetration into the targeted area and thus a substantially better recovery time. Our device is also battery-driven, portable, and convenient to use.

One direct competitor in wearables light therapy is Recharge Health. Recharge LED-only systems are simpler and lower cost than our laser systems, but we believe they are less effective in dosage. We believe our penetration rates outcomes are more effective and in line with clinical dosage models. Our devices are also more portable.

Many red light therapy devices on the market differ extensively in their dosing. Many of these products are for cosmetic concerns such as blemishes, anti-aging, scarring, and general skin health.

Other competitors in light space therapy include Joovv and Novothor. Joovv is more inconvenient, larger, and more expensive. Joovv is not wearable, but a panel: the panels require the subject to sit in front of the panel with minimal clothes and therefore require a time commitment and also a power source. It is not battery-drive and there are no lasers for treating internal tissue. Novothor, on the other hand, is a whole-body red light therapy bed. It is well designed, but more expensive at approximately $100,000. It is generally clinic-based so accessibility is typically more limited.

Industry

The market for light therapy technology has seen significant growth and development in recent years. The light therapy market size is expected to reach USD 1.61 billion by 2032, according to a new study by Polaris Market Research.

Light therapy, also known as photobiomodulation, has been used for decades in pro-athlete clinics, demonstrating successful outcomes. However, the correct dosing of light therapy has required testing to optimize, and the development of a technological system to deliver the ideal dosage is crucial for achieving desired outcomes.

Furthermore, the market is supported by a wealth of data, with more than 6,000 studies cataloging the outcomes of light therapy in medical trials. This extensive body of research provides a strong foundation for the efficacy of light therapy and supports its adoption in various medical applications.

Current Stage and Roadmap

Current Stage

We have an existing product, The MOVE+ Pro, and have sold over 9,500 units - shipping them since September 2022 (10 months at time of writing). We have received over 360 Trust Pilot reviews and many emails and messages of appreciation. The products are used by World Class Athletes, Leading Biohackers, regular home users, and everyone in between. The MOVE+ Pro is FDA-CLEARED certification. We refer to The MOVE+ Pro as 'Product Family 1' - This is a core product for specific usage which refers to neuro-muscular (mainly JOINT and MUSCLE pain & inflammation)

Future Roadmap

We plan to release two additional 'families' of products: PRODUCT FAMILY 2:The GUT+ & Vagus Nerve, and PRODUCT FAMILY 3: The BRAIN+. We will be focusing on validating, tooling, producing, and shipping our new products, building out the community & messaging, and testing and marketing. We are developing the Product 2 as a 'tech platform' which provides us with a foundation for rapid testing and allows us to change power and dosage according to each pathology we are aiming to work on (e.g. someone might have IBS which requires certain power/dosage, but then they may want to adapt it for helping with 'Womens Monthly Cycle Pains') We anticipate Prototype Level ALPHA ready early Aug 2023 - with a full production Sample ready for Q4 2023 - with a target Shipping date of the final product for Q1 2024. We plan to run a Crowdfunding campaign on Indiegogo in Q4 2023 to raise funds, awareness and build a community for maximum effective launch and market penetration. We will work with production facilities that are FDA approved and ensure our device receives FDA CLEARANCE status, the same as our MOVE+ Pro

The Team

Officers and Directors

Name: Forrest Edward Smith

Forrest Edward Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Forrest runs the product and affiliate teams as well. He receives an annual salary of $60,000 and currently owns 53.19% of the company's voting rights.

Name: Thomas Stanley Sanderson

Thomas Stanley Sanderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer, Co-Founder, Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Tom oversees operations, recruitment, logistics, supply chain, HR, finance, legal, strategy, and marketing. He receives an annual salary of $60,000 and owns 37.19% of the company's voting rights.

Other business experience in the past three years:

- **Employer:** ESTOMAX
  Title: Sales, Marketing, Strategy, Operations, HR
  Dates of Service: July, 2018 - December, 2020
  Responsibilities: Tom relocated car showroom from a 5,000 square foot warehouse into a purpose built 25,000 square foot showroom, display area and service centre.

Name: Edward Douglas Sanderson

Edward Douglas Sanderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer, Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Ed provides day to day supervision of Books of Account. He is an active participation in the budgeting process. He advises the CEO and COO on financial matters where appropriate. He receives an annual salary of $14,400. He owns approximately 5% of the company's equity.

Other business experience in the past three years:

- **Employer:** Mastercook LLC Dubai
  Title: Financial Director (Part-Time)
  Dates of Service: August, 2016 - Present
  Responsibilities: Ed has developed the full range of cloud-based accounting supported by a team of 4 accounting staff.

Other business experience in the past three years:

- **Employer:** Paul Meehan Properties Ltd, UK
  Title: Financial Consultant (Part-Time)
  Dates of Service: July, 2011 - Present

Responsibilities: Ed runs all day to day business and accounting aspects of the company.

Other business experience in the past three years:

- **Employer:** ESTOMAX Ltd
  Title: Financial Director (Part-Time)
  Dates of Service: July, 2005 - Present
  Responsibilities: Ed provides invoiced financial consultancy services to external bodies and process the financial books of the company; he submits VAT quarterly returns and annual HMRC tax returns and other statutory submissions.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our GUT+ and BRAIN+. Delays or cost overruns in the development of our GUT+ and BRAIN+ and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our

Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively limited revenue, 3.5M+ to date. If you are investing in this company, it's because you think that The MOVE+, GUT+ and BRAIN+ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Furthermore, due to constant reinvestment into the team, marketing, R&D and products, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

It may be difficult to effect service of process and enforce judgments against directors and officers located internationally.

Thomas Stanley Sanderson and Edward Douglas Sanderson, COO/Director & CFO/Director, respectively, are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Forrest Edward Smith	10,638,298	Common Stock	53.19%
Thomas Stanley Sanderson	7,446,809	Common Stock	37.23%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 20,000,000
  Use of proceeds: Conversion of membership units to common stock due to entity conversion
  Date: June 23, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company commenced operations during 2021 with first product deliveries from September 2022. These two years were principally:

Product design finalisation, financial plan development, manufacturing process specification, prototype production and trials, pre-production team build-up, IndieGoGo crowd funding pre-sales revenue generation which was financed entirely by internal shareholder funds and shareholder short-term loans.

For the year ended December 31, 2021, compared to year ended December 31, 2022:

Revenue

Revenue for fiscal year 2021 was zero as this was the product design and development period. Net Revenues in fiscal year 2022 were $1.33M.

This was in line with our plans with a slight lag in first bulk deliveries commencing Sept 2022 due mainly to COVID overhang manufacturing delays. The Crowd funding pre-production orders were delivered successfully in the period.

Cost of sales

Cost of Sales for fiscal year 2021 were also zero as no manufacture took place that year. Fiscal year 2022 attracted COS of $0.36M. An agreed US$ fixed Manufacture price was negotiated with the factory, and standard costs charged against actual product deliveries plus direct delivery costs.

Gross margins

Gross margin for fiscal year 2022 was $0.97M, in line with the revenue and Cost of Sales explained above.

Expenses

Expenses for fiscal year 2021 were $0.20M which were all design, development, and pre-operating expenditures. Fiscal year 2022 total expenditures were $0.98M with other non-trading expenditures of $0.04M.

Historical results and cash flows:

The Company is currently in the initial production and distribution stage and early revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because early sales have been driven in a scalable method with paid ads and driven a solid double digit month on month revenue growth and increasingly efficient use of marketing capital. Past cash was primarily generated through revenue and both paid ads and SEO channels indicate huge growth opportunities. We've already achieved a positive cash flow and our goal is to improve growth rates with additional capital applied in high leverage marketing channels.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As at July 23, 2023, the Company had capital resources available consisting of working capital funds against specific, approved suppliers' invoices, provided by:

- Parker and RAMP of $4K

- Wayflyer of $123K

- All continuously repaid under agreed terms out of cash receipts.

- Shareholder loans in the amount of $14K

- cash with banks of $210K mainly with Wells Fargo our principal bank with $188K

All earlier Shareholder loans were fully repaid or evolved into shareholding under the terms of the original agreements.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the below:

Marketing Scaling: leveraging momentum from early successes with key athletes, physicians, and professional sports teams.

Product development: August/September 2023 our new gut biome product will launch, dev cycle has started for the Brain+ (2024 launch) which requires more expansive software/AI team.

Intellectual Property: our products are differentiated and have provided a platform for organic growth, but not to the extent of supporting a full IP rollout which is necessary to carve our margin protections longer term.

Laser Technology Development: Continue the development of SENSORTECH, using the latest in Laser technology.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal, but our current revenue supports growth in a slower, more organic method.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for up to 6 months and without additional revenue. This is based on a current monthly burn rate of $40k for expenses related to staff salaries, product research and development, and other non-sales related costs. With our current rate of revenue and earnings we can operate indefinitely.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 years and 2 months without additional revenue. This is based on an increased monthly burn rate of $60k for expenses related to with the additional expenses allocated to additional marketing staff, research and development, and intellectual property.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including ongoing lines of credit for marketing spends. We've currently been approved for >$400k of additional marketing lines of credit. Based on the success of our anticipated Brain+ product we will also execute a round of funding in 2024 to support Pre-Market Approval medical trials as a part of listing our product with the FDA and coding for insurance.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

We believe Kineon is worth $20,000,000. The below analysis takes into account the value of industry multipliers, the company's regulatory clearance, discounted cash flow, key partnerships, and a discussion of comparable companies.

Industry Revenue Multipliers

Industry revenue multipliers can vary, but in general, companies in the health and wellness industry tend to have higher revenue multipliers than companies in other industries. This may be due to the high level of demand for healthcare products and services, as well as the potential for long-term revenue growth. According to a report by Valuation Research Corporation, the median EBITDA multiple for medical device manufacturers is 10.2x.

In Kineon our 6 month YTD sales is $1.6M which is annualised $3.2M, however our target is taking us to annualise $10M by the end of 2023. This is funded only from internal revenue and bootstrapped business model.

In 2023 Revenue progression has been: Jan $108k, Feb $174k, Mar $284k, Apr $333k, May $385k (which is 28% MoM Growth) on track for our $800k Month in Dec 2023 with our $10M annualised revenue (Even at a 10% MoM growth in Revenue, we will exceed the $10M Annualised target Revenue)

Currently YTD in 2023:

COGS are at 21.1%, CAC (Ad spend) 24.4.%, Marketing 17.0%,

GM (COGS+CAC+Mktg) 62.5%, Fixed Costs 27.7%, Net Profit 9.8%

With Annualised Sales of $10M and a net profit of 9.8% that provides a profit of $980,000. Using the confirmed industry standard multiplier of x10.2 puts the company valuation on a comfortable $10M Valuation based purely on Financial matters

The technology we are investing the future into is in SENSORTECH, which uses the latest in laser sensing technologies in the Biophotonics industry

Additionally, market data for the laser therapy device industry suggests that this market is expected to grow significantly in the coming years. The Biophotonics Market is expected to surpass US$ 158.4 Billion by 2033, & predicted to record a CAGR of 11.3%

The Home use wearables market continues to expand at 18% CAGR (with 2021 to 2022 being at 41.51% CAGR) taking the market size to $265.4Bn by 2026.

Regulatory Clearances

Some notable highlights of the company include FDA clearance and FCC clearance, which indicate that the company's products have passed rigorous product testing and regulatory approval processes. We believe these clearances are worth $3-7Mbased on the time, resources, and capital needed to achieve them.

Discounted Cash Flow

Based on our product roadmap and existing sales channels and a conservative The Weighted Average Cost of Capital (WACC) our discounted cash flow model supports the $20M valuation.

Key Partnerships

Kineon has partnered with many high profile athletes including Sara Sigmundsdottir, Brooke Wells, Emily Rolfe, Travis Mayer, Sam Dancer, Sam Briggs, and Nick Butter. We believe these partnerships are valued at $2 to 5M based on the time, resources, and capital needed to achieve these relationships.

Medical Professional Resellers are a valuable growth path; based on early testing with resellers scalability that will outstrip our Direct to Consumer sales growth as early as Q4 2023 and Q1 2024.

We have also engaged US retailers with a plan for 2023/24 rollout for our 2nd product platform.

Conclusion

In conclusion, we believe the value of our Gross Margin and CAC levels, bring our Net Profit to the x10.2 valuation of $10M, the value of our regulatory clearance of $4M, and the value of our key partnerships of $3M, the product roadmap of conservative $5M, yield a holistic valuation of over $20,000,000.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation was calculated on a fully diluted basis. The Company only has one class of security, Common Stock, authorized and outstanding

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  30.0%
  We will use 30% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's MOVE+Pro and Gut+ in preparation of the Gut+ launch and continued double digit growth of the MOVE+Pro product through D2C and our new reseller markets.

- *Company Employment*
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: photonics lead, physiology lead, embedded engineering lead. Wages to be commensurate with training, experience and position.

- *Working Capital*
  33.5%
  We will use 33.5% of the funds for working capital to cover expenses for the GUT+ product launch, expansion of the MOVE+Pro current successful sales channels as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kineon.io/ (kineon.io/annual_report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kineon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kineon, Inc.

[See attached]

REVIIV LIGHT LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Reviiv Light LLC
Atlanta, Georgia

We have reviewed the accompanying financial statements of Reviiv Light LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 26, 2023
Los Angeles, California

REVIIV LIGHT LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	66,488	$	147,789
Acccounts Receivable, net		828		-
Inventory		205,159		9,289
Prepaids and Other Current Assets		47,544		-
Total current assets		320,020		157,078
Total assets	$	320,020	$	157,078
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	261,019	$	15,681
Credit Cards		5,557		-
Forward Financing		-		79,942
Loan Agreement		-		75,000
Other Current Liabilities		97,596		175,292
Total current liabilities		364,173		345,915
Total liabilities		364,173		345,915
MEMBERS' EQUITY				
Members' Equity		(44,154)		(188,837)
Total Members' Equity		(44,154)		(188,837)
Total Liabilities and Members' Equity	$	320,019	$	157,078

See accompanying notes to financial statements.

REVIIV LIGHT LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 1,328,825	$ -
Cost of Goods Sold	359,724	-
Gross profit	969,101	-
Operating expenses		
General and Administrative	501,334	22,027
Sales and Marketing	457,689	144,237
Total operating expenses	959,024	166,264
Operating Income/(Loss)	10,077	(166,264)
Interest Expense	17,009	31,549
Other Loss/(Income)	23,385	(21)
Income/(Loss) before provision for income taxes	(30,317)	(197,792)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (30,317)**	**$ (197,792)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception- September 2, 2021	$ -
Capital Contribution	13,850
Capital Distribution	(4,895)
Net income/(loss)	(197,792)
Balance—December 31, 2021	$ (188,837)
Debt to equity conversions	175,000
Net income/(loss)	(30,317)
Balance—December 31, 2022	$ (44,154)

See accompanying notes to financial statements.

REVIIV LIGHT LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(30,317)	$	(197,792)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventory		(195,871)		(9,289)
Acccounts Receivable, net		(828)		
Prepaids and Other Current Assets		(47,544)		-
Accounts Payable		245,339		15,681
Credit Cards		5,557		-
Other Current Liabilities		(77,696)		175,292
Loan Premium				25,000
Net cash provided/(used) by operating activities		**(101,359)**		**8,892**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		100,000		13,850
Capital Distribution				(4,895)
Forward Financing		(79,942)		79,942
Borowing on Loan Agreement		-		50,000
Net cash provided/(used) by financing activities		**20,058**		**138,897**
Change in cash		(81,301)		147,789
Cash—beginning of year		147,789		-
Cash—end of year	$	**66,488**	$	**147,789**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	31,549
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	75,000	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Reviiv Light LLC was formed on September 2, 2021 in the state of Nevada. The financial statements of Reviiv Light LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Reviiv Light LLC.

Reviiv Light is a Device design, production and marketing company providing solutions to consumers for improving the quality of life. Reviiv products are based on using the technology Red Light Therapy to improve the quality of people life. We are a 'Direct to Consumer' business using predominantly Shopify as our online sales platform, but also Indiegogo as a Crowdfunding platform to generate ongoing sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFO (First-in-first-out) method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of Reviiv products based on using the technology Red Light Therapy.

Cost of sales

Costs of goods sold include the cost of finished goods and shipping cost.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $457,689 and $144,237, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 26, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2022		2021
Finished goods	$	205,159	$	9,289
Total Inventory	$	**205,159**	$	**9,289**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,		2022		2021
Reserve hold	$	16,752	$	-
Pre-production cost		243		-
Other current assets		30,548		-
Total Prepaids and other current asset	$	**47,544**	$	**-**

Other current liabilities consist of the following items:

As of December 31,		2022		2021
Customer prepayments	$	93,679	$	175,292
Deferred Expenses		3,500		-
Shopify Sales Tax Collected		417		-
Total Other Current Liabilities	$	**97,596**	$	**175,292**

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Forrest Smith	100.0%
TOTAL	100.0%

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Loan premium	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Edward Douglas Sanderson- Loan Agreement	$ 25,000	$ 12,500	9/14/2021	12/14/2021	$ -	$ -	$ -	$ 37,500	$ -	$ 37,500
William Smith- Loan Agreement	$ 25,000	$ 12,500	9/14/2021	12/14/2021	$ -	$ -	$ -	$ 37,500		$ 37,500
Total	$ 50,000	$ 25,000			$ -	$ -	$ -	$ 75,000	$ -	$ 75,000

7.   RELATED PARTY

In September of 2021, the Company entered into a loan agreement with Edward Douglas Sanderson, Financial Controller of the Company, in the amount of $25,000. The loan bears a flat 50% of premium. $37,500 should be repaid three months after the loan contract date. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $0 and $37,500, respectively.

In September of 2021, the Company entered into a loan agreement with William Smith, the father of Forest Smith (the CEO and sole member of the Company), in the amount of $25,000. The loan bears a flat 50% of premium. $37,500 should be repaid three months after the loan contract date. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $0 and $37,500, respectively.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 26, 2023, which is the date the financial statements were available to be issued.

The Company is presently engaged in the process of transitioning from a Limited Liability Company (LLC) to a Delaware Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $30,317, an operating cash flow loss of $101,359 and liquid assets in cash of $66,488, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF KINEON

#MovePainFree

Kineon is a biotech company that is dedicated to changing the way we approach chronic pain, through next-generation light therapy products.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



KINEON
At-home laser therapy, for lasting joint-pain relief.

$0 Raised

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST



- Kineon is seeking to redefine light therapy with their next-generation laser device, the MOVE+ – a safe, effective, and affordable solution to treat joint pain and inflammation in as little as 5 minutes.
- Kineon is tackling the $142.5B chronic pain market. 9K units sold (September '22 to July '23), $3.5M sales value (August '22 to June '23); monthly revenue growth from $80K to $400K in 10 months. We previously raised $1.35M on Indiegogo.*
- With hundreds of glowing reviews on Trustpilot and endorsements from world-class athletes, the MOVE+ is fast-growing a loyal fan base of users worldwide.





*Source / Source

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$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$500	$20M

THE PITCH

Illuminating Lives & Transforming Health



KINEON
MOVE+
Pro
Medical-grade laser therapy for lasting relief from joint pain.
Multi-joint straps
Portable design
KINEON
MOVE+
KINEON

Kineon began with a core mission to empower the largest number of people in the most impactful way, to take ownership of their health and quality of life.

Our light therapy devices provide an effective alternative approach to pharmaceuticals – providing not a band-aid solution, but a genuine shift in how we approach pain relief.

With FDA clearance, 9,000+ units sold, and $3.5M+ in sales, we believe Kineon is quickly becoming one of the most effective solutions for chronic pain on the market.

THE PROBLEM & OUR SOLUTION

The Chronic Pain Epidemic

Chronic pain is a debilitating condition that affects over 20% of adults in the United States, and severely impacts the lives of millions of people every day.

For too long, the answer to chronic pain has been temporary and costly solutions, such as pharmaceuticals, that simply mask the pain without addressing the root cause.

These solutions are not only ineffective but also carry harmful side effects, leaving people trapped in a cycle of pain long-term.

To date, there are now over 6,000 clinical studies showing the benefits of light therapy for a huge variety of conditions, including acute injuries (MCL, ACL, meniscus tear or sprain) as well as inflammatory conditions like osteoarthritis, rheumatoid arthritis, tendinitis, and gout (Source).

Laser therapy has also proven to be very effective post-surgery to speed up recovery (Source | Source).



Affordable At-Home Laser Therapy

Traditional laser therapy devices can cost upwards of $15,000, making them inaccessible to many (Source). Meanwhile, most home-use devices rely solely on LED technology, lacking the penetrating power required for effective tissue targeting.

Alternatives to laser therapy devices typically include costly surgeries, reliance on pharmaceutical drugs, or outdated R.I.C.E methods.







Dr. Garrett Brown
Chiropractor

Emily Rolfe
4 x Crossfit Games Athlete




Nik Jordan
Physiotherapist

Travis Mayer
8 x Crossfit Games Athlete

That's why Kineon developed MOVE+ Pro: the next-generation laser therapy device that tackles chronic pain head-on in as little as 5 minutes.

Unlike costly clinical treatments or ineffective home-use devices, MOVE+ Pro bridges the accessibility gap by offering sub-$500 pricing, optimal dosing, and a simple user experience. MOVE+ Pro works by combining LEDs and lasers in a narrower emission field, penetrating deep into the body for optimal dosing.



THEM **VS** KINEON MOVE+ Pro



THEM	KINEON MOVE+ Pro
👎 Inconsistent & Ineffective Dosing	👍 Consistent & Effective Dosing
👎 Surface-Level Penetration	👍 Joint-Level Penetration
👎 Expensive ($1,000+)	👍 Affordable ($499)
👎 Inconvenient & Bulky	👍 Portable & Hands-free
👎 Not Supported By Clinical Research	👍 Backed By The Latest Clinical Research

Our wearable device works in direct contact with the skin, ensuring consistent and effective treatment. With MOVE+ Pro, individuals can manage their pain and inflammation at home, and take control over their health and quality of life.

THE MARKET & OUR TRACTION

Bringing Light Therapy Home & Beyond



For decades, the potential of light therapy has been hindered by complex dosing and prohibitive costs. However, the correct dosing has required testing to optimize and the cost to produce laser devices has made it prohibitive for home use until the last 3 years.

Our target market, the chronic pain market is expected to reach $142.5B by 2033 (Source). But thanks to recent advancements in VCSEL lasers, Kineon has created MOVE+, a battery-driven, wearable system that brings the power of light therapy into the comfort of your home.

The market has responded with enthusiasm, as evidenced by our growth, delivering over 9,000 devices worldwide within just 9 months, increasing our monthly revenue to $400K. From September 2022 to May 2023, we saw our sales increase from $80K to $400K. As a consequence, our COGS experienced an increase from $13,452 to $63,784.





A BioHack Not to Miss!

Excellent product, excellent customer support, and a game changer in the health and longevity space! Keep innovating and helping us to feel our absolute best!



A Great piece of kit!!!!!

As someone that over the years, I'm now age 56, has suffered a number of knee and tennis elbow issues the Kineon+ has been amazing. I use on both knees a few times a week and the reduction in knee pain from years if running and training is second to none. I already own various red light machines but this really targets the problem areas.



Just looking for pain relief, got a cure

I felt pain relief after the first use. After three weeks I stopped wearing a knee brace, my knee feels stronger already. I don't understand how it works tet but it exceeds all my expectations. I was looking for pain relief, got it and it seems to be healing my knee at an astonishing rate. I'm so happy i bought the Move+.

The above testimonials may not be representative of the opinions or of the experiences of other users and is not a guarantee of future performance or success.

The MOVE+ has been endorsed by world-renowned athletes, medical professionals, and biohackers who are getting incredible results, and sharing their journey with millions of people all over the world.

We've partnered with athletes from 6 renowned professional sports leagues including the NFL, Soccer, CrossFit, NBA, MLB, and Rugby, earning support from elite athletes like Sara Sigmundsdottir and Brooke Wells (both Crossfit Games Athletes with 1.8M+ IG followers).


"Move+ is something I discovered after my elbow injury. Since then, it has been very helpful in my healing and recovery process, and helps with the demand I put my body through on a daily basis training for the Crossfit Games."
BROOKE WELLS
8x Crossfit Games Athlete


"Red light therapy has been a very big gamechanger for me in this recovery."
SARA SIGMUNDSODTTIR
6x Crossfit Games Athlete

The above testimonials may not be representative of the opinions or of the experiences of other professional athletes and users and is not a guarantee of future performance or success.

With the medical community's overwhelming support, we've been able to launch a Medical Practitioner Reseller (MPR) program to better reach those who need our product the most.

Our operations have received FDA and FCC clearances, and we've continued to develop and scale our U.S. and ROW warehouses to streamline shipments.

We've already designed and shipped multiple product upgrades since August 2022, and we're now preparing to launch our next cutting-edge product, the Gut+ later this year. This device can be a huge step forward in supporting common gut health-related issues, like IBS, Crohn's and Colitis.

Our next anticipated game-changer, the Brain+, is in the works, which aims to treat a range of common cognitive disorders like anxiety, depression, PTSD, Alzheimer's, and dementia.





 

This is a rendering of GUT+ and BRAIN+. Images are computer-generated demo versions. The products are still currently under development and are not yet available on the market.

We aim to expand our reach from the medical community and professional sports leagues, to beyond, transforming lives, one MOVE+ at a time.

WHY INVEST

Join the MOVE+ment

MOVE+ Pro, is a portable solution designed to deliver clinical dosing with ease and precision, to improve the quality of life for those that need it most.

With world-class laser therapy devices that offer an effective alternative to pharmaceuticals, Kineon is transforming the landscape of red light therapy.

We believe our monthly revenue growth from $80,000 to $400,000 in 9 months speaks volumes about the demand for our innovative solutions.

Supported by FDA clearance and a previous Indiegogo campaign that raised $1.35 million, Kineon is backed by a strong community of users. Glowing reviews and endorsements from professional athletes and leagues further underscore our credibility.



By investing in Kineon, you're not only supporting our mission to develop revolutionary devices, but also **investing in a world where pain relief is accessible and life-changing for everyone.**

We're inviting you to be a part of this journey and share in the success of a product that is transforming the way we approach chronic pain.

ABOUT

HEADQUARTERS
4840 Rebel Trail
Atlanta, GA 30327

WEBSITE
View Site

Kineon is a biotech company that is dedicated to changing the way we approach chronic pain, through next-generation light therapy products.

TEAM



Forrest Smith
Chief Executive Officer, Co-Founder, Board Member

Forrest studied Chinese from the age of 14 and was fascinated with the culture from a very young age. Forrest is fluent in Chinese and has 18 years of experience in successful startup building and executive management in Asia. In 2000, Forrest started his first venture in China, a fabric sourcing company that was acquired in 2002. Over his next ten years in China, Forrest founded and managed multiple ventures from startup to acquisition, including Source Pro Asia (a small sourcing company, August Vale (tannery, leather furniture company acquired by Wilway Holdings), and most recently Illumitron (LED lighting and controls, company acquired by Cooper Lighting).

Aside from his founder position in multiple companies, Forrest has held several positions, from Director of Asian Operations for a Fortune 500 company to Director of Business Development. His education includes International Baccalaureate with a focus on Chinese, Nanjing University/Johns Hopkins Center, and Georgia Tech.





Thomas Sanderson
Chief Operating Officer, Co-Founder, Board Member

Tom Sanderson is the COO of Kineon. An entrepreneur at heart, driven by a passion for human health and well-being, Tom has worked in international startups for more than 16 years. Born in Bahrain and raised in the North of England.

Over 10 years as co-founder of a successful Film Production Studio based out of South East China - providing film services for leading global brands such as Huawei, Sennheiser, Audi, John Lewis...

He firmly believes that incorporating mindfulness, health and well-being into your professional and personal life is the key to success.





Edward Sanderson
Chief Financial Officer, Board Member

Fellow of the Institute of Chartered Management Accountants. Ed has worked in the UK, Europe and the Middle East providing Board level Financial support over many years.



TERMS

Kineon

Overview

PRICE PER SHARE
$1

VALUATION
$20M

DEADLINE
Nov 7, 2023

FUNDING GOAL
$15k - $1.24M

Nov 7, 2023 $15K - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
15,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives & Bonuses*

Time-Based Perks

Super Early Bird - Invest within the first 72 hrs and receive 10% bonus shares

Early Bird - Invest within the first two weeks and receive 5% bonus shares

Combo Perks

Avid Investor - Invest $2.5K (or more) in the first two weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1,000 and receive 2% bonus shares

Tier 2 Perk — Invest $2,500 and receive 3% bonus shares plus 1 Move+ Pro device

Tier 3 Perk — Invest $5,000 and receive 5% bonus shares, 1 Move+ Pro device, 1 Gut+ device

Tier 4 Perk — Invest $10,000 and receive 10% bonus shares, 1 Move+ Pro device, 1 Gut+ device

Tier 5 Perk — Invest $25,000 and receive 15% bonus shares, 1 Move+ Pro device, 1 Gut+ device and join VIP shareholder update

Tier 6 Perk — Invest $50,000 and receive 20% bonus shares, 1 Move+ Pro device, 1 Gut+ device, 1 Brain+ device, join VIP shareholder update and personal CEO updates

Flash Perks

Flash Perk 1 — Invest $5,000 between 9am PST September 8th to 9am PST September 10th and receive 10% bonus shares

Flash Perk 2 — Invest $5,000 between 9am PST October 8th to 9am PST October 10th and receive 10% bonus shares

Loyalty Bonus

Reservation Holders in the Testing the Waters Page, previous investors, friends and family will receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Kineon, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 10% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

New Atlas
Find Freedom From Joint Pain With The Kineon Move+



[View Article]

Inquirer.Net
Knee Pain Relief: Discover How Red Light Therapy at Home Eases Inflammation and Discomfort



[View Article]

Morning Chalk Up
How Does Kineon's Light Therapy Device Work? The Science Behind The Tool Elite CrossFitters Swear By



[View Article]

Yanko Design
Reduce and Heal Chronic Joint Pain With The World's First Wearable 'Pain Killer'



[View Article]

[Show More Press]

ALL UPDATES

[Show More Updates]

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Kineon.

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IM

What's on your mind?

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Post

W Kim Colich   87 INVESTMENTS
7 days ago

Hi, Does Kineon have any Patents secured for this technology? Thanks. Blessings

💬 0   ↑ 0   🏳

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Chronic pain is a debilitating condition that affects more than 20% of adults in the United States alone.

For too long, the answer to chronic pain has been costly and temporary solutions like pharmaceuticals that simply mask the pain and don't treat the underlying conditions.

These solutions not only don't work, they carry harmful side-effects, leaving people trapped in a cycle of pain long term.

At Kineon, we recognized this gap in the market and the need for a better solution. This is why we've developed a product that's not just another band-aid solution but a genuine shift in how we approach pain relief.

We've created a solution that changes the game - the Move+

The Move+ combines the therapeutic benefits of next-generation lasers and LED technology, into a portable and cost-effective device, that accelerates the body's natural healing process and provides long-lasting relief from chronic pain.

This is what makes the MOVE+ different. We believe that other devices on the market are not optimally designed to treat joint pain, whereas the MOVE+ is designed from the ground-up to target these deep-seated underlying issues.

At Kineon, we started with a core mission to empower the largest number of people we can in the most impactful way we can, to take control over their health and their quality of life.

We've spent the last 3 years building a strong and passionate team, who share our vision to bring a new gold-standard solution to market and to help people get out of pain - and it's working!

This has been a game-changer for me. Significant reduction in pain. It's phenomenal the improvement. Pretty remarkable difference. A miracle - literally!

We've now sold and distributed over 10,000 units worldwide that's generated over 3.5 million dollars in just 9 months. And there is so much potential to grow and develop.

This is a really exciting time to be involved with red light therapy. For the last 2 decades its been used in sports clinics all around the world, but now with the improvements of LED and laser technology, we are able to now package this into an affordable home-use device.

We have created a vibrant online community of over 2,500 members, who share amazing stories of how Move+ has helped them.

With hundreds of incredible reviews on Trustpilot, the MOVE+ is establishing itself as one of the most effective devices for joint pain on the market.

To help share our mission, we've teamed up with world-class athletes, medical professionals and biohackers, who are getting incredible results, and sharing their journey with millions of people all over the world.

The potential for this ground-breaking technology is really exciting, and we have huge plans for the coming years. We will be looking to expand our distribution of the MOVE+, we'll also be looking to grow our product range with two new products: the GUT+, targeting the microbiome, and the BRAIN+ targeting anxiety and depression.

These products will have an incredible impact on both the body and mind, and help to treat a number of common pathologies, which aligns well with our core mission to reduce suffering and increase the quality of life of the largest number of people we can in the most substantial way we can.

We're inviting you to be a part of this journey and share in the success of a product that is transforming the way that we approach chronic pain.

Invest in Kineon today, and join the movement that is helping to transform the lives of millions of people in pain.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]





Kineon is taking reservations for a possible, upcoming round. Join the waitlist today.

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INVEST IN KINEON TODAY!

#MovePainFree

Kineon is a biotech and health-tech company that is dedicated to enhancing the healthcare industry with our world-class laser therapy device. With over 9,000 units sold and a ...

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Reserve Now



This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

KINEON
At-home laser therapy, for lasting joint-pain relief.

$30,000 Raised

OVERVIEW ABOUT PRESS REWARDS DISCUSSION INVESTING FAQS >

REASONS TO INVEST



Kineon's laser therapy devices are aiming to break pharmaceutical barriers. With 9K units sold, $3.5M in sales value, and monthly revenue growth from $50K to $400K in under 9 months, our technology is reshaping light therapy. We've previously raised $1.35M on Indiegogo, proving strong demand and building a community of users.*



Kineon has over 9K units sold with glowing reviews and endorsements from world-class athletes and professional leagues. Our versatile devices address the chronic pain market expected to reach $142.5B by 2033. We're developing a second core product and have more on the roadmap for the future.**

clearance, we are illuminating a new path to wellness and world-class therapy at your doorstep.

*Source

**Source

Reserve Now

RAISED $30,000

INVESTORS 28

KINEON IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

ABOUT

HEADQUARTERS
4840 Rebel Trail
Atlanta, GA 30327

WEBSITE
View Site [↗]

Kineon is a biotech and health-tech company that is dedicated to enhancing the healthcare industry with our world-class laser therapy device. With over 9,000 units sold and a staggering $3.5 million in sales value, we're on a mission to provide an effective alternative to pharmaceuticals.

TEAM





Thomas Sanderson
Chief Operating Officer, Co-Founder

Tom Sanderson is the COO of Kineon. An entrepreneur at heart, driven by a passion for human health and well-being, Tom has worked in international startups for more than 14 years. Born in Bahrain and raised in the North of England

He firmly believes that incorporating mindfulness, health and well-being into your professional and personal life is the key to success.

Forrest Smith
Chief Executive Officer, Co-Founder

Forrest studied Chinese from the age of 14 and was fascinated with the culture from a very young age. Forrest is fluent in Chinese and has 18 years of experience in successful startup building and executive management in Asia. In 2000, Forrest started his first venture in China, a fabric sourcing company that was acquired in 2002. Over his next ten years in China, Forrest founded and managed multiple ventures from startup to acquisition, including Source Pro Asia (a small sourcing company, August Vale (tannery, leather furniture company acquired by Wilway Holdings), and most recently Illumitron (LED lighting and controls, company acquired by Cooper Lighting).

Aside from his founder position in multiple companies, Forrest has held several positions, from Director of Asian Operations for a Fortune 500 company to Director of Business Development. His education includes International Baccalaureate with a focus on Chinese, Nanjing University/Johns Hopkins Center, and Georgia Tech.



Edward Sanderson
Chief Financial Officer

Fellow of the Institute of Chartered Management Accountants. Ed has worked in the UK, Europe and the Middle East providing Board level Financial support over many years.

PRESS



New Atlas
Find Freedom From Joint Pain With The Kineon Move+

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Inquirer.Net
Knee Pain Relief: Discover How Red Light Therapy at Home Eases Inflammation and Discomfort

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Morning Chalk Up

How Does Kineon's Light Therapy Device Work? The Science Behind The Tool Elite CrossFitters Swear By

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Yanko Design

Reduce and Heal Chronic Joint Pain With The World's First Wearable 'Pain Killer'

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KINEON
INVEST
IN KINEON
Kineon are launching an equity crowdfunding campaign, and we want you to be a part of it.
Be part of the future of lasting joint pain relief.
GET EARLY ACCESS
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

KINEON

WANT TO OWN A
PIECE OF KINEON?
Register Your Interest Here!

[illegible]

Here's a sneak peek at what's in store for you:
Be a Part of the Family:
Enjoy the Perks:
Amplify Our Impact:

Exciting right?

[illegible]

Register Your Interest Here

[illegible]

Register Your Interest Here

Here's to the future,

[illegible]
Co-Founder
Kineon

Want To Know More About Our Equity Crowdfunding Program?

Click here to watch our Facebook Live.

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Thanks for being part of the Kineon Community!

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KINEON

Hey Aiman,

We're all about breaking the status quo at Kineon...

Which is why we're turning to you, our loyal community, to help us disrupt the chronic pain industry!

In case you missed it, we're embarking on a **game-changing equity crowdfunding campaign** to transform healthcare – and we want **YOU** to be part of this exciting journey!

Simply put, our upcoming crowdfunding campaign is more than a funding drive...

It's a mission to provide affordable, non-invasive solutions to the world's chronic health challenges!

Register Your Interest Here

We're offering members of our community the opportunity to invest in Kineon with micro-investments starting at just **$500** – and we'd love for you to be part of the movement...

You can own a piece of the company, join our mission to revolutionize healthcare, **and** share in the rewards along with us!

Plus, as soon as we go live, you'll be able to receive exclusive perks as our way of saying thanks... How cool is that?!

Here's what you can look forward to when you become an owner of Kineon:

Pioneer in Healthcare:

Supporting our campaign fast-tracks the development of our innovative GUT+ and BRAIN+ devices, paving the way for a new era in chronic disease management.

Growth Catalyst:

With your investment, we'll boost our production capabilities to meet the growing demand for our life-changing products, improving the quality of life for countless individuals.

Mission Amplifier:

At Kineon, we're more than a business; we're life-changers. Your investment will allow us to make non-invasive, affordable healthcare accessible to all, extending our reach and delivering our revolutionary products to those who need them most.

By standing with us in our equity crowdfunding campaign, you're making a powerful statement...

You believe in a future where everyone, no matter their financial situation, can effectively and affordably manage chronic pain.

You're not just investing in Kineon – you're investing in a brighter, healthier future for all.

Are you ready to join the revolution? Click the button below to register your interest!

Register Your Interest Here

Here's to the future,

Tom
Co-Founder
Kineon



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Thanks for being part of the Kineon Community!

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INVESTMENT
LIVE QNA
LIVE
LIVE
TOM SANDERSON
FORREST SMITH
SATURDAY 15 JULY
GMT 17H00 | EST 13H00
JOIN KINEON FOUNDERS, FORREST SMITH AND TOM SANDERSON FOR A LIVE QNA SESSION TO ANSWER ANY OF YOUR QUESTIONS AND LEARN MORE ABOUT OUR UPCOMING EQUITY CROWDFUNDING CAMPAIGN, AND HOW YOU CAN GET INVOLVED!
• What's the investment all about?
• What is the minimum investment?
• Perks and benefits?
• How to register?
• What does the future hold for our products?
KINEON MOVE+
start engine

Hey Aiman,

The clock is ticking down to our awaited Live Q&A session today, and we're all set to share how your involvement can ignite a revolution in healthcare!

There's still time to get involved if you haven't signed up yet – and your participation would mean the world to us!

🗓️ **TODAY: Saturday, July 15th**
⏰ **1 pm EST (5 pm GMT)**
📍 **Live on Zoom!**

Reserve Your Last-Minute Spot Now!

Here's why you don't want to miss out:

💡 **Get the inside scoop on our exciting equity crowdfunding campaign.** Learn how you can invest and become a part of the Kineon community, with investments starting as low as $500.

💡 **Have your queries answered directly by our founders, Forrest and Tom.** This is a golden opportunity to know more about our vision, future plans, and how you can participate in this transformative journey.

💡 **Get an exclusive preview of our new GUT+ & BRAIN+ devices** – pioneering technology that promises a pain-free future for all!

Can't attend live? Not a problem...

Register anyway, and you'll get a full replay sent to your inbox!

Plus, you'll still have the opportunity to leave your questions for Forrest & Tom, and we'll ensure they are answered 🙌

Click Here to Register and Leave Your Questions!

Here's to a pain-free future,

Tom
Co-Founder
Kineon

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


The Marketing
The Creative
The Vault Keeper
KINEON

Thanks for being part of the Kineon Community!

Questions? Get in touch with us at hello@kineon.io.

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KINEON
LIVE
LIVE
TOM SANDERSON
FORREST SMITH
Saturday 15th July
GMT 17H00 | EST 13H00
JOIN KINEON FOUNDERS, FORREST SMITH AND TOM SANDERSON FOR A LIVE Q&A SESSION TO ANSWER ANY OF YOUR QUESTIONS AND LEARN MORE ABOUT OUR UPCOMING EQUITY CROWDFUNDING CAMPAIGN, AND HOW YOU CAN GET INVOLVED!
What's the investment all about?
What is the minimum investment?
Perks and benefits?
How to register?
What does the future hold for our products?

Hey Aimon,

We're all about breaking the status quo at Kineon...

Which is why we're turning to you, our loyal community, to help us disrupt the chronic pain industry!

In case you missed it, we're embarking on a **game-changing equity crowdfunding campaign** to transform healthcare – and we want **YOU** to be part of this exciting journey!

We're offering members of our community the opportunity to invest in Kineon with micro-investments starting at just **$500** – and we'd love for you to be part of the movement...

To delve deeper into this, **our founders, Forrest and Tom, are hosting a not-to-be-missed Q&A session...**

Here's a little glimpse of what we'll be unpacking:

- **Investment Details:** We'll explain the core of our investment opportunity, the minimum investment, and perks and benefits.
- **Registration Info:** We'll provide all the details on how to register and become a part of this exciting venture.
- **Kineon's Future:** We'll shed some light (see what we did there? 😉) on our plans for the new GUT+ & BRAIN+ devices!
- And of course... **No Q&A would be complete without your questions!**

Here's what you need to know...
📅 Date: **Saturday, July 15th**
⏰ Time: **1 pm EST (5 pm GMT)**
📍 Where: Live!

This is your golden opportunity to gain an insider's perspective on our journey, understand our ambition, and learn how you can play a role in propelling our growth...

So, whether you're thinking about becoming an investor or simply curious about what we have up our sleeve, we'd love for you to be there!

By pooling our collective insights and passions, we believe we can truly make a difference.

To save your spot, click the link below to register!

Click Here To Register!

Can't make it? No worries! If you click the link above, you'll be able to leave your burning questions for Forrest & Tom, and we'll make sure you get a copy of the replay 🙌

Remember... you're not just investing in Kineon – you're investing in a brighter, healthier future for all!

So, if you're ready to join the revolution click the link below to register for our exclusive live Q&A!

Click Here To Register!

Here's to a pain-free future,

Tom
Co-Founder
Kineon

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Thanks for being part of the Kineon Community!

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KINEON

Hey Aimee,

Today we have some exciting news, because...

Drum roll please...

It's now time to reserve your shares in Kineon!

That's right!

As a valued member of our community, **you now have the opportunity to reserve your shares ahead of the crowd** – ensuring your spot on our mission to transform healthcare!

But, wait – there's more! For our trailblazing early reservers, we're offering a number of stacked perks...

Here's what you can look forward to:

Get Early Access:

As soon as we go LIVE, you'll be among the first to know. No waiting, no queues – just front-row access to investment opportunities.

Community-Only Bonuses:

We love our community, which is why we have some exclusive perks lined up just for you...

EARLY Bird Bonuses:

The early bird catches the worm – or in this case, even more bonuses! Yes, the bonuses STACK, meaning you get extra DOUBLE bonuses!

Engage in Pre-Launch Discussions:

Got questions? We've got answers. Engage with us, ask your questions, and let's have some valuable conversations ahead of the launch!

Show Your Support:

By reserving your shares, you're not just showing your support for the hardworking team at Kineon, you're also ensuring you don't miss out on this transformative healthcare mission...

Now, who could say no to that?!

Reserve Your Shares Here

By reserving your shares, **you're taking a bold step towards a future where non-invasive, affordable chronic pain management solutions are within everyone's reach...**

The cherry on top?

There's absolutely no obligation to purchase your reserved shares once we launch...

You're simply **locking in the choice** to transform your reservation into actual shares when we go live!

All it requires is a quick signup for an account with **Start Engine**, our equity crowdfunding platform ✅

Although the reservation process on Start Engine, our equity crowdfunding platform, asks for your card details, don't worry – **we won't process any charges until you make the final decision to invest once our page is live and ready to receive investments.** ✅

So, are you ready to join us?

Then don't wait another second...

Click the link below to reserve your shares today!

Reserve Your Shares Here

Looking forward to changing the world with you,

Tom
Co-Founder
Kineon

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Thanks for being part of the Kineon Community!

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Invest in
Kineon
Kineon is experiencing rapid growth and we want you to be part of our exciting future. We are gearing up for a big announcement, and can't wait to share details with you.
Are you ready to join the
#painfreemovement?
SIGN UP TODAY TO BE THE FIRST TO KNOW ABOUT NEW INVESTMENT OPPORTUNITIES WITH KINEON!
$3.3m+
in sales to date
10,000+
units sold
27%
MoM growth
LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

kineon_labs • Following ···

kineon_labs 6w
We have something BIG brewing in the background... and we want YOU to be a part of it!

We've decided we would like to give our community the chance to invest in Kineon. Although we cannot share much more information yet, click the link in our bio to register your interest, and we'll make sure you're among the first in the world to get the details!

joshmvernon 6w
🔥🔥🔥🔥
1 like Reply

preacherjo 4w
Incredibly innovative invention

67 likes
JUNE 9

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